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                                                                     Page 1 of 4
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                            LENNOX INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    526107107
                                 (CUSIP Number)


                                February 28, 2001
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|. Rule 13d-1(b)
|_|  Rule 13d-1(c)
|X|  Rule 13d-1(d)


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CUSIP No. 526107107           13 G                             Page 2 of 4 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Phillip L. Zink
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) |_|
               (b) |X|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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   NUMBER OF   5 SOLE VOTING POWER

     SHARES      237,119 shares
               -----------------------------------------------------------------
BENEFICIALLY   6 SHARED VOTING POWER

  OWNED BY       2,036,364 shares
               -----------------------------------------------------------------
    EACH       7 SOLE DISPOSITIVE POWER

  REPORTING      237,119 shares
               -----------------------------------------------------------------
   PERSON      8 SHARED DISPOSITIVE POWER

    WITH         2,036,364 shares
               -----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,273,483 shares
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.1 %
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12   TYPE OF REPORTING PERSON*

     IN
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                            STATEMENT ON SCHEDULE 13G

     Phillip L. Zink hereby amends and supplements his Statement on Schedule 13G as originally filed on February 14, 2000 and amended as of December 31, 2000 by Amendment No. 1 (collectively, the "Amended Statement") with respect to common stock, par value $0.01 per share (the "Common Stock"), of Lennox International Inc., a Delaware corporation ("Lennox"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Amended Statement.

Item 4. Ownership.

        Item 4 of the Amended Statement is hereby amended and restated as of February 28, 2001 as follows:

        (a) Amount beneficially owned as of:  2,273,483 shares.

        (b) Percent of class:  4.1 %

        (c) Number of shares as to which the reporting person has:

            (i)  sole power to vote or direct the vote:  237,119

            (ii) shared power to vote or direct the vote:  2,036,364

            (iii)sole power to dispose or to direct the disposition of: 237,119

            (iv) shared power to dispose or to direct the disposition of:
                 2,036,364

                 On February 28, 2001, Mr. Zink resigned as trustee of the Trusts for the benefit of Richard W. Booth and, therefore, no longer has the capacity to dispose of or vote the 2,024,731 shares of Common Stock held by such Trusts.


Item 5. Ownership of Five Percent or Less of a Class.

        This amendment is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock of the Company. |X|

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 19, 2001


                                /s/ Phillip L. Zink
                               -------------------------
                               Phillip L. Zink